Mail Stop 6010


August 8, 2005



Jason C. S. Chang, Chief Executive Officer
ASE Test Limited
10 West Fifth Street
Nantze Export Processing Zone
Kaohsiung, Taiwan
Republic of China


	Re:	ASE Test Limited
		Form 20-F for the fiscal year ended December 31, 2004
		Forms 6-K for fiscal 2005
		File No.  0-28522


Dear Mr. Chang

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments in all future filings with the Commission. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




Mr. Jason C. S. Chang
ASE Test Limited
August 8, 2005
Page 2


Form 20-F for the fiscal year ended December 31, 2004


Operating and Financial Review and Prospects, page 34

Results of Operations, page 41

1. In future filings, please provide more details of the significant increases in revenues each period, including a discussion of each of the factors which resulted in significant changes.


Financial Statements

Note 2  Significant Accounting Policies, page F-9

Basis of Consolidation, page F-9

2. Please tell us, and disclose in future filings, more details of the specific accounting treatment for inter-company accounts described in the second paragraph.


Note 3 Accounting Change, page F-13

3. Please tell us, and disclose in future filings, more details about the impairment of goodwill and the circumstances that resulted in the impairment. Explain how it was necessary to record the impairment when you adopted of ROC Standard 35. Clarify why goodwill was not previously impaired.


Note 6  Long-Term Investments, page F-14

4. Please tell us, and disclose in future filings, more details of the accounting treatment that resulted in the reclassification of equity-method investments in ASE Material and ASE (Chung Li) at the end of fiscal 2003 into cost method investments in ASE at the end of fiscal 2004. Explain the trust established to hold and dispose of ASE shares acquired in the merger. Clarify the specific transactions and the related accounting treatment.



Mr. Jason C. S. Chang
ASE Test Limited
August 8, 2005
Page 3

Form 6-K  Dated 8/4/05

5. We reference the discussion on page 2 of the estimated loss from the fire of $50.2 million and the insurance recoveries of $.8 million. We also reference the press release dated May 2, 2005 that indicated that most of the damage would be covered by insurance. Please tell us the reason that your loss from the fire is significantly higher than expected.



      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a response letter that keys your responses to our comments and provides the requested information. Confirm that you will comply with these comments in all future filings with the Commission. Detailed response letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your responses to our comments and the requested information.


	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that the filing includes all information required under the
Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.


Mr. Jason C. S. Chang
ASE Test Limited
August 8, 2005
Page 4


      You may contact Jeanne Bennett at (202) 551-3606, or me at
(202) 551-3676, if you have questions regarding our comments. In our absence you may contact Martin F. James, Senior Assistant Chief
Accountant at (202) 551-3671.

      Sincerely,



      Brian R. Cascio
      Accounting Branch Chief



cc:	Richard K. Bonaparte, Esq.
	Davis, Polk & Wardwell
	By Facsimile    (212) 450-3519

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